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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                                SCHEDULE TO
                               (Rule 14d-100)
               Tender Offer Statement Under Section 14(d)(1)
         or Section 13(e)(1) of the Securities Exchange Act of 1934

                                VYSIS, INC.
                     (Name of Subject Company (Issuer))

                          RAINBOW ACQUISTION CORP.
                        a wholly owned subsidiary of
                            ABBOTT LABORATORIES
                    (Names of Filing Persons (Offerors))

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                  COMMON STOCK, PAR VALUE $0.001 PER SHARE
                       (Title of Class of Securities)

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                                928961-10-1
                   (CUSIP Number of Class of Securities)

                              Jose M. de Lasa
            Senior Vice President, Secretary and General Counsel
                            Abbott Laboratories
                            100 Abbott Park Road
                      Abbott Park, Illinois 60064-6400
                               (847) 937-6100

                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)

                              With a copy to:
                       Charles W. Mulaney, Jr., Esq.
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                         Telephone: (312) 407-0700

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:   __________________   Filing party: ___________________
Form or Registration No.: __________________   Date Filed:   ___________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [_] issuer tender offer subject to Rule 13e-4.

     [_] going-private transaction subject to Rule 13e-3.

     [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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                         For Immediate Release


                         Contact:
                         Media
                         Abbott Laboratories
                         Don Braakman               Christy Beckmann
                         (847) 937-1237             (847) 938-9725

                         Financial Community
                         Abbott Laboratories        Vysis

                         John Thomas                Leslie Hunziker
                         (847) 938-2655             (312) 640-6760




ABBOTT LABORATORIES TO ACQUIRE VYSIS, INC.,
A LEADING GENOMIC DISEASE MANAGEMENT COMPANY

        - Acquisition strengthens Abbott's position in the over $800 million molecular diagnostics market with proprietary
                DNA-based technology for the evaluation and
            management of cancer and other medical conditions -

          ABBOTT PARK, and DOWNERS GROVE, Ill., Oct. 24, 2001 - Abbott Laboratories (NYSE:ABT) and Vysis, Inc. (Nasdaq:VYSI) today announced that the companies have entered into a definitive agreement for Abbott to acquire Vysis, a leading genomic disease management company that develops and markets clinical laboratory products, which provide information critical to the evaluation and management of cancer, prenatal disorders and other genetic diseases.



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ABBOTT LABORATORIES TO ACQUIRE VYSIS, INC.,
A LEADING GENOMIC DISEASE MANAGEMENT COMPANY
PAGE 2


         Under the terms of the agreement, Abbott will acquire Vysis for $30.50 per share. The acquisition is structured as a cash tender offer for all of the shares of Vysis, to be followed by a merger in which remaining Vysis shareholders will receive the same cash price per share. The transaction value is approximately $355 million. The tender offer is expected to be completed before year end, subject to regulatory approvals and customary closing conditions.

         As part of the transaction with Vysis, Abbott has entered into an agreement with Amoco Technology Company (ATC), an indirect subsidiary of BP America Inc. and owner of approximately 65 percent of the outstanding shares of Vysis, pursuant to which ATC has agreed to tender and not withdraw all of its Vysis shares in the tender offer.

         "This acquisition further strengthens our position in molecular diagnostics, with a portfolio of innovative tests for the detection of chromosomal and gene abnormalities," said Thomas D. Brown, senior vice president, Diagnostic Operations, Abbott Laboratories. "It provides an excellent fit with our long-term strategy of expanding our capabilities in diagnostics while targeting unmet needs, particularly in the area of cancer."

         The acquisition of Vysis adds significantly to Abbott's portfolio of molecular diagnostic products with two currently marketed tests for cancer - the PathVysion(TM) HER-2 DNA Probe Kit, which detects amplification of the HER-2 gene in breast cancer patients, and the Vysis<-1-210> UroVysion Bladder Cancer Recurrence Kit, which detects genetic changes in bladder cancer cells found in the urine. Both tests are based upon Vysis' proprietary Fluorescence in situ Hybridization (FISH) DNA probe technology used to detect changes in genes or chromosomes.



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ABBOTT LABORATORIES TO ACQUIRE VYSIS, INC.,
A LEADING GENOMIC DISEASE MANAGEMENT COMPANY
PAGE 3


         Vysis has filed a premarket approval application (PMA) supplement with the FDA seeking claims for selecting breast cancer patients for Herceptin(R) therapy and is collaborating with Genentech, Inc. and Hoffmann-La Roche Inc., the developers and marketers of Herceptin, a monoclonal antibody treatment for metastatic breast cancer.

         Additional Vysis products include tests for prenatal testing, chronic myelogenous leukemia, chronic lymphocytic leukemia and bone marrow transplants. Vysis also has a number of products in the pipeline at various stages of clinical development, including tests for cervical cancer, lung cancer and melanoma.

         Vysis will also serve as an important tool in the development of new cancer therapeutics in Abbott's pharmaceutical, discovery and development organizations.

         "Abbott is the ideal fit for Vysis," said John Bishop, president and chief executive officer of Vysis. "Our leading technology in genomic testing complements Abbott's broad capabilities in the worldwide diagnostics market and will create significant synergies in research and development as we progress toward the development of new and more focused diagnostics and therapeutics."

         Abbott is a global leader in in vitro diagnostics and offers a broad range of innovative instrument systems and tests across key segments in the global diagnostics market, including hospitals, reference labs, blood banks, physician offices, clinics and consumers. As part of its molecular diagnostics business, Abbott offers the LCx(TM) automated system, which uses gene amplification technology to deliver highly sensitive and specific test results for several infectious diseases and to help physicians determine the effectiveness of therapy and drug resistance in HIV patients.



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ABBOTT LABORATORIES TO ACQUIRE VYSIS, INC.,
A LEADING GENOMIC DISEASE MANAGEMENT COMPANY
PAGE 4


         The merger will have no impact on Abbott's previously announced earnings-per-share guidance of $2.24 - $2.26 for 2002. Abbott anticipates a yet to be determined, one-time charge in the fourth quarter of 2001 related to this transaction, primarily for in-process research and development.

         Abbott Laboratories is a global, diversified health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals, nutritionals, and medical products, including devices and diagnostics. The company employs approximately 70,000 people and markets its products in more than 130 countries. In 2000, the company's sales and net earnings were $13.7 billion and $2.8 billion, respectively, with diluted earnings per share of $1.78. Abbott's news releases and other information are available on the company's Web site at www.abbott.com.

         Vysis is a genomic disease management company that develops, commercializes and markets DNA-based clinical products providing information critical to the evaluation and management of cancer, prenatal disorders and other genetic diseases. The company has direct sales operations in the United States and Europe; a marketing partnership in Japan with Fujisawa Pharmaceutical Co.; and a worldwide distribution network. Vysis' news releases and other information are available on the company's Web site at www.vysis.com.



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ABBOTT LABORATORIES TO ACQUIRE VYSIS, INC.,
A LEADING GENOMIC DISEASE MANAGEMENT COMPANY
PAGE 5


            Private Securities Litigation Reform Act of 1995 --
              A Caution Concerning Forward-Looking Statements

         Some statements in this news release may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in Exhibit 99.1 of our 2000 Form 10-K and in our periodic reports on Form 10-Q and Form 8- K, and are incorporated by reference. Abbott undertakes no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments.

         The statements in this press release concerning Vysis' future financial results as well as any other statements which are not historical facts, are forward-looking statements and are subject to risks and uncertainties inherent in the company's business. These risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements, include: the market acceptance of the company's clinical products; the extent to which the clinicians or laboratories performing the procedures with the company's products are able to obtain third-party reimbursement; the ability of the company to successfully market and sell its clinical products, other products and equipment; competition; compliance by the company with regulatory requirements and the timely receipt of necessary governmental approvals; the company's ability to manufacture products in sufficient quantities; the company's ability to maintain intellectual property protection for its proprietary products, to defend its existing intellectual property rights from challenges by third parties, and to avoid infringing intellectual property rights of third parties; and the company's cost control efforts. In addition, a detailed discussion of risks and uncertainties may be found in the company's 2000 Form 10-K and in its periodic reports on Form 10-Q and Form 8-K, and are incorporated by reference. Vysis disclaims any intent or obligation to update these forward- looking statements as the result of subsequent events or developments.



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ABBOTT LABORATORIES TO ACQUIRE VYSIS, INC.,
A LEADING GENOMIC DISEASE MANAGEMENT COMPANY
PAGE 6

Additional Information

         Vysis shareholders are advised to read the tender offer statement regarding the acquisition of Vysis referenced in this press release, which will be filed by Abbott with the U.S. Securities and Exchange Commission
(SEC). The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement to be filed by Vysis with the SEC will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be available at no charge at the SEC's Web site at www.sec.gov and may also be obtained from Abbott by directing a request by mail to Abbott Laboratories, 100 Abbott Park Road, Abbott Park, IL 60064-6048, Attn: Investor Relations,
Telephone: (847) 938-5632.
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